Section

MAR 03 2009

Washington, DC
106

[redacted]

09057322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40372 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAVEN SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 34TH FLOOR
(No. and Street)

| NEW YORK | NEW YORK | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. HENDERSON 212-668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FEKETE & BLOOM, CPAs
(Name – *if individual, state last, first, middle name*)

| 30 MONTGOMERY STREET | JERSEY CITY | NEW JERSEY | 07302 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DAVID W. HENDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertaining to the firm of

RAVEN SECURITIES CORPORATION, as of

DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public
MARY C. MAHONEY
A NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 2/25/2012

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

# ACCOUNTANT'S INTERNAL CONTROL REPORT

Raven Securities Corporation
40 Wall Street, 34th Floor
New York, New York 10005

In planning and performing our audit of the financial statements and supplemental schedules of Raven Securities Corporation for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

continued

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mandel, Fekete & Bloom

January 29, 2009

---oOo---

# RAVEN SECURITIES CORPORATION

## ANNUAL REPORT

DECEMBER 31, 2008

---oOo---

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

# INDEPENDENT AUDITOR'S REPORT

Raven Securities Corporation
40 Wall Street, 34th Floor
New York, New York 10005

We have audited the accompanying statement of financial condition of Raven Securities Corporation, an S-Corporation, as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raven Securities Corporation at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mandel, Fekete & Bloom

January 29, 2009

## STATEMENT OF FINANCIAL CONDITION

**Raven Securities Corporation**

### ASSETS

| | | DECEMBER 31, 2008 |
|---|---|---|
| Current | | |
| Cash | | |
| Signature Bank – checking account | $ 2,915 | |
| Albert Fried & Company – deposit account | 100,099 | $103,014 |
| Commissions receivable | | 16,763 |
| Prepaid insurance | | 3,461 |
| Prepaid NYC corporate tax | | 4,880 |
| | | **$128,118** |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued expenses | $ 20,545 |
| | 20,545 |
| STOCKHOLDERS' EQUITY | |
| Common stock – par value $1,000 | |
| Authorized – 10 shares | |
| Issued – 10 shares | 10,000 |
| Additional paid-in capital | 50,000 |
| Accumulated adjustments account | 47,573 |
| Total Stockholders' Equity | 107,573 |
| | **$128,118** |

See notes to financial statements

## STATEMENT OF INCOME

**Raven Securities Corporation**

| | | FOR THE YEAR 2008 |
|---|---|---|
| REVENUE | | |
| Commission income | | $542,963 |
| EXPENSES | | |
| Officer's salary | $124,669 | |
| Office salaries | 158,656 | |
| Payroll taxes | 18,422 | |
| Clearance charges | 45,772 | |
| Error account | 43 | |
| Commission expense | 5,710 | |
| NYSE dues and expenses | 73,092 | |
| Office expense | 19,195 | |
| Quotation services | 10,314 | |
| Insurance | 12,759 | |
| Travel and automobile expenses | 21,413 | |
| Meals and entertainment | 25,928 | |
| Professional fees | 47,259 | |
| Charitable contributions | 310 | |
| Telephone | 8,281 | |
| Dues and subscriptions | 2,414 | |
| Miscellaneous | 313 | 574,550 |
| OPERATING (LOSS) | | ( 31,587) |
| Other Income | | |
| Interest income | | 535 |
| (LOSS) BEFORE TAXES | | ( 31,052) |
| Income and Franchise Taxes | | |
| Federal | 0 | |
| New York State | 300 | |
| New York City | 1,997 | 2,297 |
| **NET (LOSS)** | | **($ 33,349)** |

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

**Raven Securities Corporation**

| | FOR THE YEAR 2008 |
|---|---|
| CAPITAL STOCK | |
| Common | |
| Balance at beginning of year | $ 10,000 |
| Issuance of shares | 0 |
| Balance at end of year | 10,000 |
| ADDITIONAL PAID-IN CAPITAL | |
| Balance at beginning of year | $ 50,000 |
| Paid-in capital | 0 |
| Balance at end of year | 50,000 |
| ACCUMULATED ADJUSTMENT ACCOUNT | |
| Balance at beginning of year | $100,922 |
| Net (loss) | ( 33,349) |
| (Distributions) | ( 20,000) |
| Balance at end of year | 47,573 |
| **TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR** | **$107,573** |

See notes to financial statements

## STATEMENT OF CASH FLOWS

**Raven Securities Corporation**

| | | **FOR THE YEAR 2008** |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net (Loss) | ($ 33,349) | |
| Adjustments to Reconcile Net (Loss) to Net Cash provided by Operating Activities | | |
| Decrease in commissions receivable | 15,400 | |
| Increase in prepaid expenses | ( 7,341) | |
| Decrease in accrued liabilities | ( 48,787) | |
| Decrease in taxes payable | ( 1,869) | |
| Net Cash provided by Operating Activities | | ($ 75,946) |
| Cash Flows from Financing Activities: | | |
| Distributions | ( 20,000) | |
| Net Cash provided by Financing Activities | | ( 20,000) |
| **NET (DECREASE) IN CASH** | | **( 95,946)** |
| **CASH AND EQUIVALENTS AT JANUARY 1, 2008** | | **198,960** |
| **CASH AND EQUIVALENTS AT DECEMBER 31, 2008** | | **$103,014** |
| Supplemental Cash Flow Disclosures: | | |
| Income tax payments | | $ 8,722 |
| Interest payments | | $ 0 |

## NOTES TO FINANCIAL STATEMENTS

**Raven Securities Corporation**

### 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a New York S-Corporation.

### 2. SIGNIFICANT ACCOUNTING POLICIES

**Securities Transactions**

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

**Commissions**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Income Taxes**

The Company is an S-Corporation and is not subject to federal income taxes at the corporate level. The Company is also an S-Corporation for New York State tax purposes and accordingly these financial statements reflect income taxes at the reduced level. The amount of current and deferred state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. Deferred tax expenses are recognized in the financial statements for the changes in deferred tax liabilities between years.

## NOTES TO FINANCIAL STATEMENTS

**Raven Securities Corporation**

**Membership Sale**

The previously contributed membership in the New York Stock Exchange (NYSE) was converted into 80,177 shares of NYSE Group common stock and $300,070 cash on March 8, 2006. Any gain or loss on the transaction was recognized by the sole shareholder, David W. Henderson.

**Statement of Cash Flows**

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

### 3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $100,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) raised its limit to $250,000 on October 10, 2008. At December 31, 2008, The Company's uninsured cash balance totaled $0.

### 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $99,232, which was $94,232 in excess of its required net capital of $5,000.

NOTES TO FINANCIAL STATEMENTS

**Raven Securities Corporation**

## 5. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| **December 31, 2008** | | | |
| Federal | $ 0 | $ 0 | $ 0 |
| New York State | 300 | 0 | 300 |
| New York City | 1,918 | 79 | 1,997 |
| | $2,218 | $ 79 | $2,297 |

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | As of December 31, 2008 |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | | $107,573 |
| Deduct ownership equity not allowable for Net Capital | | 0 |
| Total ownership equity qualified for Net Capital | | 107,573 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable In computation of net capital | | 0 |
| Other (deductions) or allowable credits | | 0 |
| Total capital and allowable subordinated liabilities | | 107,573 |
| Deductions and/or charges: | | |
| Total non-allowable assets from Statement of Financial Condition (See List A) | $ 8,341 | |
| Secured demand note deficiency | 0 | |
| Commodity futures contracts and spot commodities-proprietary capital charges | 0 | |
| Other deductions and/or charges | 0 | ( 8,341) |
| Other additions and/or allowable credits | | |
| Total non-allowable accrued liabilities from Statement of Financial Condition (See List B) | | 0 |
| Net Capital before haircuts on securities positions | | 99,232 |
| Haircuts on securities (computed, where applicable, pursuant to 13c301(f): | | |
| Contractual securities commitments | 0 | |
| Subordinated securities borrowings | 0 | |
| Trading and investment securities: | | |
| Exempted securities | 0 | |
| Debt securities | 0 | |
| Options | 0 | |
| Other securities | 0 | |
| Undue concentration | 0 | |
| Other | 0 | 0 |
| **NET CAPITAL** | | **$ 99,232** |

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**As of December 31, 2008**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 1,370 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 94,232 |
| Excess net capital at 1000% | $ 97,177 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total A.I. liabilities from Statement of Financial Condition | | $ 20,545 |
| Add: | | |
| Drafts for immediate credit | $ 0 | |
| Market value of securities borrowed for which no equivalent value is paid or credited | $ 0 | |
| Other unrecorded indebtedness | $ 0 | 0 |
| Total aggregate indebtedness | | $ 20,545 |
| Percentage of aggregate indebtedness to net capital | | 21% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 0 |

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A AS OF DECEMBER 31, 2008)

| | DECEMBER 31, 2008 |
|---|---|
| Net capital, as reported in company's Part II (unaudited) focus report | $106,391 |
| Audit adjusts to income taxes (net) | 1,182 |
| **NET CAPITAL per above** | **$107,573** |

| | DECEMBER 31, 2008 |
|---|---|
| LIST A | |
| Prepaid insurance | $ 3,461 |
| Prepaid NYC corporate tax | 4,880 |
| | **$ 8,341** |

See notes to financial statements

## NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are not presented as part of these financial statements:

- Computation for determination of reserve requirements
- Information relating to possession or control requirements